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                                                            EXHIBIT 99.47


               [AMERICAN BANKERS INSURANCE GROUP LETTERHEAD]


NEWS RELEASE
-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


                AMERICAN BANKERS INSURANCE GROUP, INC. REPORTS
                ----------------------------------------------
                          FIRST QUARTER 1998 RESULTS
                        --------------------------

MIAMI, FL, APRIL 23, 1998, . . . AMERICAN BANKERS INSURANCE GROUP, INC. (NYSE:ABI) today announced net operating income for the first quarter of 1998 was $28.0 million or $0.60 per share on a diluted basis, excluding the merger termination fee and other merger related expenses. This compares with net operating income of $25.2 milion or $0.54 per share for the same period in 1997. Operating results for first quarter 1998 increased over 11% as compared with the same quarter in 1997. The merger termination fee paid to American International Group and other merger related expenses totaled approximately $109.3 million, pre-tax. Including these merger related expenses and the termination fee, the Company reported a net operating loss of $1.09 per share on a basic earnings per share basis in the first quarter of 1998.

First quarter 1998 operating results, excluding the merger termination fee and other merger related expenses, continue to benefit from growth in investment income and favorable underwriting results. Investment income for the first quarter 1998 was $35.2 million representing an increase of approximately 10% over the same period in 1997.

Gross collected premiums for the first quarter of 1998 increased approximately 10% from $637.1 million to $697.9 million.

Net income for the first quarter of 1998, excluding the merger termination fee and other merger related expenses was $29.4 million or $0.63 per share on a diluted basis, compared with $26.4 million or $0.57 per share for the same period of 1997. First quarter net income includes realized investment gains, net of tax, of $1.4 million or $0.03 per share compared with realized investment gains, net of tax, of $1.3 million or $0.03 per share for the same period of 1997. Including the merger termination fee and other merger related expenses, the Company reported a net loss for the first quarter of 1998 of $42.7 million or $1.06 per share on a basic earnings per share basis.

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AMERICAN BANKERS INSURANCE GROUP, INC.
NEWS RELEASE - PAGE 2

Weighted average shares outstanding on a diluted basis for the quarter were
46.9 million compared with 46.8 million for the same period in 1997.

Stockholders' equity was $679.2 million (excluding $105 million of preferred stock) and book value per common share was $16.01 at March 31, 1998.

American Bankers Insurance Group, Inc. (ABIG) concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABIG, through its insurance subsidiaries, operates in the United States, Canada, the Caribbean, Latin America and the United Kingdom.

The comparative consolidated results are as follows:
(in thousands)

                                                       Quarter Ended
                                                         March 31
                                                     ----------------
                                                     1998        1997
                                                     ----        ----
(Loss) income before realized
investment gains and income taxes                   $(71,794)   $35,384
Realized investment gains                              2,178      1,930
                                                    --------    -------
(Loss) income before income taxes                    (69,616)    37,314
Income tax (benefit) expense                         (26,937)    10,895
                                                    --------    -------
Net (loss) income                                   $(42,679)   $26,419
                                                    ========    =======


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AMERICAN BANKERS INSURANCE GROUP, INC.
NEWS RELEASE - PAGE 3

The following is a breakdown of operating income and realized investment gains, net of taxes:
(in thousands except per common share data)

                                                       Quarter Ended
                                                         March 31
                                                     ----------------
                                                     1998        1997
                                                     ----        ----
Basic:
------

Net operating (loss) income                       $(45,892)     $23,367
Net realized investment gains                        1,416        1,255
                                                  --------      -------
Adjusted net (loss) income                         (44,476)      24,622
Dividends on preferred stock                         1,797        1,797
                                                  --------      -------
Net (loss) income as reported                     $(42,679)     $26,419
                                                  ========      =======

Basic per share data:

  Net operating (loss) income                     $  (1.09)     $   .57
  Net realized investment gains                        .03          .03
                                                  --------      -------
  Adjusted net (loss) income                      $  (1.06)     $   .60
                                                  ========      =======
  Weighted average shares outstanding               41,959       41,206
                                                  ========      =======

Diluted:
--------

  Net operating (loss) income                    $(44,080)      $25,220
  Net realized investment gains                     1,416         1,255
  Interest on convertible debentures                  (15)          (56)
                                                 ---------      -------
  Net (loss) income as reported                  $(42,679)      $26,419
                                                  ========      =======

Diluted per share data:

  Net operating income                           $    *         $   .54
  Net realized investment gains                       *             .03
                                                 ---------      -------
  Net income                                     $    *         $   .57
                                                 =========      =======
  Weighted average share outstanding               46,940        46,790
                                                 =========      =======


--------
* Anti-dilutive
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AMERICAN BANKERS INSURANCE GROUP, INC.
NEWS RELEASE - PAGE 4

The following is a breakdown of net operating income, excluding the merger termination fee and other merger related expenses:
(in thousands)

                                                       Quarter Ended
                                                       March 31, 1998
                                                       --------------

Net loss as reported                                   $ (42,679)
Add back:
  Merger termination fee and other merger
  related expenses, net of tax                            72,102
Less:
  Net realized investment gains                            1,416
                                                       ----------
Net operating income                                   $  28,007
                                                       ==========


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